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        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 5)*
                      LIFETIME BRANDS, INC.

                        (Name of Issuer)
             Common Stock, par value $0.01 per share

                 (Title of Class of Securities)
                            531926103

                         (CUSIP Number)

                        November 23, 2005

     (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


  [   ] Rule 13d-l(b)
  [ X ] Rule 13d-l(c)

  [   ] Rule 13d-l(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  SEC 1745 (12-02)


CUSIP No. 531926103


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

     Jeffery Siegel



2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

     (a)

     (b)


3.  SEC Use Only


4.  Citizenship or Place of Organization

     United States


Number of      5.  Sole Voting Power: 1,187,564
Shares Bene-
ficially by    6.  Shared Voting Power:   1,010
Owned by Each
Reporting      7.  Sole Dispositive Power:  1,187,564
Person With
               8.  Shared Dispositive Power:   1,010


9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
      1,188,574


10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)


11. Percent of Class Represented by Amount in Row (9)
      9.2 % (1)


12. Type of Reporting Person:  IN



(1) Based on 12,918,645 shares of Common Stock outstanding as of November 23, 2005 (including 233,000 shares issued pursuant to the exercise of an over-allotment option), as disclosed in the prospectus filed pursuant to rule 424b1 with the Securities and Exchange Commission on November 21, 2005.





Item 1.

  (a)  Name of Issuer
        Lifetime Brands, Inc.

  (b)  Address of Issuer's Principal Executive Offices
        One Merrick Avenue
        Westbury, New York 11590

Item 2.
  (a)  Name of Person Filing
        Jeffery Siegel

  (b) Address of Principal Business Office or, if none, Residence Lifetime Brands, Inc.
        One Merrick Avenue
        Westbury, New York 11590

  (c)  Citizenship
        United States

  (d)  Title of Class of Securities
        Common Stock, par value $0.01 per share.

  (e)  CUSIP Number
        531926103

Item 3. If this statement is filed pursuant to 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [   ]   Broker or dealer registered under section 15 of
               the Act (I5 U.S.C. 78o).

(b)    [   ]   Bank as defined in section 3(a)(6) of the Act (15
               U.S.C. 78c)

(c)    [   ]   Insurance company as defined in section 3(a)(19)
               of the Act (15 U.S.C. 78c).

(d)    [   ]   Investment company registered under section 8 of
               the Investment Company Act of 1940 (I 5 U.S.C 80a-8).

(e)    [   ]   An investment adviser in accordance with 240.13d-
               l(b)(1)(ii)(E);

(f)    [   ]   An employee benefit plan or endowment fund in
               accordance with 240.13d-l(b)(1)(ii)(F);

(g)    [   ]   A parent holding company or control person in
               accordance with  240.13d-l(b)(1)(ii)(G);

(h)    [   ]   A savings associations as defined in Section 3(b)
               of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)    [   ]   A church plan that is excluded from the
               definition of an investment company under section
               3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
               80a-3);

(j)    [   ]   Group, in accordance with 240.13d-l(b)(1)(ii)(J)

Not Applicable

Item 4.  Ownership.

The following sets forth in tabular format the share ownership of the Reporting Persons:

Provide the following information regarding the aggregate  number
and   percentage  of  the  class  of  securities  of  the  issuer identified in Item 1.

  (a)  Amount beneficially owned:
         1,188,574 shares
       * Does not include: (i) 718,465 shares owned by separate irrevocable trusts for the benefit of Jeffrey Siegel's children, nieces, nephews and grandchildren. Jeffrey Siegel is not a trustee of these trusts and disclaims beneficial ownership of the shares held by the trusts.
       (ii) 1,010 shares of Common Stock owned by Mr. Siegel's wife Susan Siegel. Mr. Siegel disclaims beneficial ownership of the Common Stock held by Susan Siegel.

  (b)  Percent of class:
          9.2%

  (c) Number of shares as to which the person has:
       (i)  Sole power to vote or to direct the vote:
              1,187,564 shares

      (ii) Shared power to vote or to direct the vote:
              1,010 shares

     (iii) Sole power to dispose or to direct the disposition of :
              1,187,564 shares

      (iv) Shared power to dispose or to direct the disposition of:
              1,010 shares

Item 5.  Ownership of Five Percent or Less of a Class

If  this statement is being filed to report the fact that  as  of the  date  hereof  the  reporting person has  ceased  to  be  the beneficial  owner  of  more than five percent  of  the  class  of
securities, check the following [   ].

Not Applicable


Item 6.  Ownership  of  More than Five Percent  on  Behalf  of
         Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to file best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 10, 2006
   Date



/s/ Jeffrey Siegel
  Jeffrey Siegel